 LBO Capital Corp.

3509 Auburn Rd. Ste B-200 ∙ Auburn Hills MI ∙ 48326 USA

248.844.0300-tel  www.lbocapitalcorp.com  248.844.0302-fax

August 10, 2010

United States

Securities and Exchange Commission (“SEC”)

Washington, D.C. 20549-3561

Attention: Mr. John T. Archfield Jr.

                    Re: LBO Capital Corp.

                           File No. 33-19107

Dear Mr. Archfield:

I am submitting this response to notify you that our independent accountants have confirmed that they anticipate  finishing the review of the company’s amended reports on Form 10-K and 10-Q by next Friday, August 20th.

I will then file the amended reports with the SEC immediately.

Sincerely,

/S/ Majlinda Xhuti___

Chief Financial Officer

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